Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045849

12g3-2(b) File No.82-4922

Ref No. CN. 654/2004

October 29, 2004

RECD S.E.C.
OCT 29 2004
1086

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

CS038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

dw 11/3

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Prasarn Trairatvorakul
President

Ref. CN 2168/2004

28 October 2004

To The President
The Stock Exchange of Thailand

Re: Notification of Resolution of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No. 13/2547

Pursuant to the resolution of the Extraordinary Shareholders Meeting No. 1/2541 held on 29 September 1998, it was approved that the Bank or any of the Bank's branches issue the debentures (senior/subordinated) in the total amount of not exceeding US$ 3 billion by issuing such in the Thai Baht currency or in any other currency in the equivalent amount, at the exchange rate as on the date of the offer of such debenture.

KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No.13 /2547, which was held on 28 October 2004 has resolved to grant approval for the Bank to issue and offer for sale of short-term debentures in order to allow the Bank better flexibility and wider variety of administration of its funding structure and to expand the investment alternative to the public and/or depositors of the Bank. The criteria and conditions of the short-term debentures can be summarized as follows:

Types	Unsecured, unsubordinated debentures and non-convertible debentures, indicated with debenture holder's name and with or without debenture holders' representative
Currency	Baht
Offered Amount	Principal amount of the debentures to be issued will not exceed Baht 50 billion
Maturity Period	No more than 270 days

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

<u>Offering Method</u>	To specific investors and/or institutional investors in Thailand including natural persons who buy debentures which will be issued and offered for sale by the Bank in the amount of Baht 10 million and more according to the Notification of the Securities and Exchange Commission in relation to the issuance and offer of debentures having effect on the meeting date of the Bank's Extraordinary Shareholders' Meeting No. 1/2541 dated 29 September 1998 where it may offer all at one time in the full amount or part thereof from time to time.

In addition, the Board also entrust the Chief Executive Officer and/or the President as an authorized person to issue and offer the debentures as well as to be empowered to consider and determine types of the debentures, number of the debentures, offered amount, maturity period, coupon rates, offer price per unit, offering period, offering method, allotment method, conditions of debenture redemption and other relevant details as deemed appropriate, and do anything as deemed necessary and in relation to the issuance and offer of debentures including but not limit to the appointment of financial advisor, advisor for the issuance and offer of debentures, credit-rating agencies for the Bank or securities of the Bank, debenture holders' representative and/or debenture registrar; as well as to contact, negotiate, execute, sign and amend contracts and/or documents, including to provide information, submit documents and evidences to the Office of the Securities and Exchange Commission, the Bank of Thailand, the Stock Exchange of Thailand, the Thai Bond Dealing Center and/or any other agencies relating to the issuance and offer of such debentures.

Please be informed accordingly.

Yours sincerely,